UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.        )*

KnowBe4, Inc.

(Name of Issuer)

Class A Common Stock, $0.00001 Par Value

(Title of Class of Securities)

49926T104

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Person

Kevin Mitnick(1)

2.	Check the Appropriate Box If a Member of a Group (See Instructions)

a.	☐
b.	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

United States of America

	5.	Sole Voting Power
Number of Shares		9,379,829(2)
Beneficially Owned By Each	6.	Shared Voting Power -
Reporting Person With	7.	Sole Dispositive Power 9,379,829 (2)
	8.	Shared Dispositive Power
		-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

9,379,829 (2), (3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented By Amount in Row (9)

6.9%(2), (3)

12.	Type of Reporting Person (See Instructions)

IN

(1)	The Kevin Mitnick Family Trust (the “Trust”) is the owner of common stock of KnowBe4, Inc. (the “Issuer”). Kevin Mitnick is the sole trustee of the Trust and, in such capacity, has sole voting and dispositive power over the shares beneficially owned by the Trust.

(2)	Each share of the Issuer’s Class B common stock is convertible at any time at the option of the holder into one share of the Issuer’s Class A common stock. Holders of the Issuer’s Class B common stock are entitled to ten votes for each share of Class B common stock held on all matters submitted to a vote of stockholders, and holders of shares of the Issuer’s Class A common stock and Class B common stock vote together as a single class on all matters submitted to a vote of stockholders, unless otherwise required by Delaware law or the Issuer’s amended and restated certificate of incorporation. The shares of common stock owned by the Trust represent approximately 6.9% of the total voting power of all outstanding voting common stock of the Issuer.

(3)	Based on 41,284,175 shares of the Issuer’s Class A common stock and 130,073,684 shares of the Issuer’s Class B common stock outstanding as of November 15, 2021, as reported in the prospectus dated November 10, 2021 filed by the Issuer pursuant to SEC Rule 424(b)(4) and other public disclosure disseminated by the Issuer on or about November 15, 2021. The beneficial ownership percentage of the Trust reported in this Schedule 13G reflects the Trust’s beneficial ownership of the Issuer’s Class A common stock on an as-converted basis and assumes the conversion in full of the outstanding shares of the Issuer’s Class B common stock into Class A common stock.

Item 1(a)	Name of Issuer:

KnowBe4, Inc. (the “Issuer”).

Item 1(b)	Address of the Issuer’s Principal Executive Offices:

33 N. Garden Avenue

Clearwater, FL 33755

Item 2(a)	Name of Person Filing:

Kevin Mitnick (the “Reporting Person”).

Item 2(b)	Address of Principal Business Office or, if None, Residence:

5455 S. Fort Apache Road, Suite 108-166

Las Vegas, NV 89148

Item 2(c)	Citizenship:

Mr. Mitnick is a citizen of the United States of America.

Item 2(d)	Title of Class of Securities:

Class A Common Stock, $0.00001 par value per share.

Item 2(e)	CUSIP Number:

49926T104

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

See the responses to Item 9 on the attached cover page.

Item 4(b)	Percent of Class:

See the responses to Item 11 on the attached cover page.

Item 4(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See the responses to Item 5 on the attached cover page.

(ii)	Shared power to vote or to direct the vote:

See the responses to Item 6 on the attached cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See the responses to Item 7 on the attached cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See the responses to Item 8 on the attached cover page.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 10, 2022	/s/ Kevin Mitnick
Kevin Mitnick